Jefferies LLC Member SIPC The information provided in this document, including valuation discussions, represents the views of Jefferies Investment Banking. There is no assurance that the views expressed herein will be consistent with the views expressed by Jefferies Research or its Analysts. Nothing in this document should be understood as a promise or offer of favorable research coverage. October 2023 The Future of Real-Time Emissions Monitoring Investor Presentation Filed by Perception Capital Corp. II and Spectaire, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Perception Capital Corp. II Commission File No.: 001-40976

Disclaimer This presentation has been prepared for use by Perception Capital Corp. II (“Perception”) and Spectaire Inc. (“Spectaire”) in connection with their proposed business combination (the “Business Combination”). This presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor considering an investment in Spectaire or Perception, and does not constitute an offer to sell or purchase, or the solicitation of an offer to sell, buy, or subscribe for any securities, nor is it a solicitation of any vote or approval in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to applicable law or regulation. This presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. The communication of this presentation is restricted by law, it is not intended for distribution to or use by any person in any jurisdiction where such distribution or use would be contrary to local law or regulation. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. Investment in the securities described herein has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), or any other regulatory authority, nor has any authority passed judgment upon or endorsed the merits of any securities of Perception or Spectaire or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense. Perception and Spectaire reserve the right to update or supplement the information provided in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Spectaire and is not intended to form the basis of any investments decision in Perception or Spectaire. Neither Perception nor Spectaire makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent analysis of an investment in Perception or Spectaire and the transactions contemplated in this presentation. Forward-Looking Statements Certain statements in this presentation may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to consummate the Business Combination, including Perception and Spectaire being able to receive third-party and shareholder approvals for the Business Combination; the anticipated benefits of the Business Combination, including the potential amount of cash that may be available to the combined company upon consummation of the Business Combination and the use of the net proceeds following any redemptions by Perception public shareholders; the anticipated timing of the Business Combination; Perception’s and Spectaire’s expectation that the common shares of the combined company will be accepted for listing on the Nasdaq Stock Market following the closing of the Business Combination; the financial and business performance of Spectaire; Spectaire’s anticipated results from operations in future periods; the products and services offered by Spectaire and the markets in which it operates; the impact of health epidemics, including the COVID-19 pandemic, on Spectaire’s business and the actions Spectaire may take in response thereto. In addition, any statements that refer to projections (including EBITDA and cash flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations Perception and Spectaire, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to: the future price of metals; the stability of the financial and capital markets; Perception and Spectaire being able to receive all required third-party and shareholder approvals for the Business Combination; the amount of redemptions by Perception public shareholders; and other current estimates and assumptions regarding the Business Combination and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by Perception with the SEC and the following: the amount of any redemptions by existing holders of Perception Class A ordinary shares being greater than expected, which may reduce the cash in trust available to the combined company upon the consummation of the Business Combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against Spectaire or Perception following announcement of the Business Combination; the inability to complete the Business Combination due to, among other things, the failure to obtain Perception shareholder approval; the risk that the announcement and consummation of the Business Combination disrupts Spectaire’s current plans; unexpected costs related to the Business Combination; the risks that the consummation of the Business Combination is substantially delayed or does not occur, including prior to the date on which Perception is required to liquidate under the terms of its charter documents; Spectaire’s ability to operate as a going concern; Spectaire’s requirement of significant additional capital; Spectaire’s limited operating history; Spectaire’s history of losses; Spectaire’s ability to attract qualified management; Spectaire’s ability to adapt to rapid and significant technological change and respond to introductions of new products in order to remain competitive; the fact that Spectaire receives a significant portion of its revenues from a small number of customers and the loss of, or nonperformance by, one or more significant customers could adversely affect Spectaire’s business; the fact that Spectaire relies heavily on manufacturing operations to produce its products and the business could be adversely affected by disruptions of the manufacturing operation; the fact that Spectaire’s future growth depends on a single product; changes in governmental regulations that may reduce demand for Spectaire’s products or increase Spectaire’s expenses; the effects of the COVID-19 pandemic or other global health crises on Spectaire’s business plans, financial condition and liquidity; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; potential future litigation; and Spectaire’s lack of insurance covering all of Spectaire’s operations. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Spectaire and Perception prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed herein and attributable to Spectaire, Perception or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, Spectaire and Perception undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Disclaimer (Cont'd) Statement Regarding Non-GAAP Financial Measures This presentation and any oral statements made in connection with this presentation may include non-GAAP financial measures, including EBITDA and EBITDA Margin, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). As non-GAAP financial measures, EBITDA and EBITDA Margin exclude items that are significant in understanding and assessing Spectaire’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Spectaire’s presentation of these measures may not be comparable to similarly-titled measures used by other companies, including similarly-titled measures included in this presentation. Intellectual Property This presentation contains trademarks, service marks, trade names, copyrights, and products of Spectaire and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, copyrights, or products in this presentation is not intended to, and does not, imply a relationship with Spectaire or Perception. Such marks in this presentation may appear without the ®, TM or SM symbols, which is not intended to indicate, in any way, that Spectaire or Perception will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor in such trademarks, service marks and trade names. Use of Projections This presentation contains financial forecasts for Spectaire with respect to certain financial results of Spectaire and have not been prepared in accordance with GAAP and, therefore, their presentation may differ from the historical financial information of Spectaire presented elsewhere. Neither Perception’s nor Spectaire’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Spectaire or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation relies on and refers to certain information and statistics based on estimates by Spectaire’s or Perception’s management and/or obtained from third party sources which Spectaire and Perception believe to be reliable. Neither Spectaire nor Perception has independently verified the accuracy or completeness of any such third party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. Spectaire and Perception may have supplemented such information where necessary, taking into account publicly available information about other industry participants and their management’s best view as to information that is not publicly available. Neither Spectaire nor Perception gives any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. Important Information and Where to Find It In connection with the Business Combination, Perception filed a registration statement on Form S-4 (File No. 333-272880) (as amended, the “Registration Statement”) with the SEC that was declared effective on September 29, 2023 and which includes a proxy statement/prospectus of Perception. The definitive proxy statement/prospectus was first mailed to holders of Perception’s ordinary shares on or about October 2, 2023 in connection with Perception’s solicitation of proxies for the vote by Perception’s shareholders with respect to the Business Combination and other matters as described therein. The Registration Statement, including the proxy statement/prospectus, includes important information regarding Business Combination and the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Perception’s shareholders in connection with the Business Combination. Perception will also file other documents regarding the Business Combination with the SEC. Investors and security holders of Perception are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents that have been or will be filed with the SEC in connection with the Business Combination, including any amendments or supplements to these documents, carefully and in their entirety as they become available because they will contain important information about the Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents that have been or will be filed with the SEC by Perception through the website maintained by the SEC at www.sec.gov. The documents filed by Perception with the SEC also may be obtained by contacting Perception at 3109 W 50th St., #207, Minneapolis, MN, or by calling (952) 456-5300. Participation in Solicitation Spectaire, Perception and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Perception’s shareholders in connection with the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is contained in the Registration Statement and definitive proxy statement/prospectus. You may obtain copies of these documents free of charge by directing a written request to Spectaire or Perception. On or about October 2, 2023, the definitive proxy statement/prospectus was first mailed to Perception’s shareholders as of September 26, 2023, the record date established for voting on the Business Combination.

Executive Summary Spectaire is the first provider of real-time emissions monitoring Patented miniaturized mass spectrometer developed by MIT $95 billion+ serviceable addressable market Premier initial customer base Initial production units being manufactured now Device sales and monthly subscription drive cash flow with each field deployment Forecasted to achieve a ~31% EBITDA margin in 2025E

Global CO2e (equivalent) emissions have hit an all-time high and are accelerating CO2e emissions represent a material threat to our health and drive global government environmental policy 37% of global annual emissions are derived from transportation… …and a Net Zero Economy is not feasible with emissions testing solutions Represents 37% of 35 GtCO2e of global emissions in 2022. Global Emission Threat (1)

Missing a Solution for Emission Measurement & Management Historically, there has been no accurate real-time measurement solution Hence, emissions have to be estimated versus actually measured As a result, companies lack accurate data to efficiently manage emissions And companies are not rewarded when they reduce emissions At least until now…

Spectaire is creating new market segments for real-time emission measurement & management by bringing the lab to the samples Breakthrough Approach

Who We Are & What We Offer

"Measure Air Quality. Improve Air Quality. Monetize Air Quality."

Fully-integrated hardware, software and data solution for real-time emissions monitoring and management

- **Robust & reliable performance**
- **Patented portable micro mass spectrometer**
- **Real-time report generation** with auditable data
- **Real-time asset monitoring** 24/7/365
- **Seamless, turnkey installation and reporting**
- **Independently certified by Magility**[1]



SPECTAIRE
AireCore Generates a Large & Valuable Ecosystem of Emissions Data
15 / 20

AireCore - Micro Mass Spectrometer

(1) Magility is a leader independent audit and certification company; Spectaire met or exceeded all design specifications according to Magility.

SPECTAIRE | 8

Deep and Broad IP Moat MIT granted Spectaire a perpetual exclusive license 17 patents have been issued between 2014 – 2020 Broad coverage (US, China, Singapore, Europe, Japan) MIT is a shareholder Patent Issuance Patent Protection MIT Technology Licensing Office enforces the patents MIT facility and personnel access is an additional benefit Brian Hemond, PhD – Chief Scientific Officer

Spectaire Provides Profitable Accuracy & Rewards Companies for Emission Reductions

Pilot trucking customer Mosolf benefits from implementing AireCore

62% reduction in reported emissions[(1)]


384.93
145.46
Calculated
Measured with AireCore

How do companies benefit?

- **Reduce costs**, as proven lower emissions results in fewer offset costs and carbon taxes
- **Increase competitiveness** vs. peers with actionable emission reduction data and substantiated credibility toward NET-ZERO targets
- **Access to new revenues** in form of carbon credits

(1) AireCore applied to 208 Class 8 trucks with an average age of 4.5 years, travelling 11,943km/year (7421 miles).

SPECTAIRE | 10

Sticky, Asset Light Business Model with Multiple Revenue Streams

	Micro Mass Spectrometer (MMS)	Data Services	Carbon Credits
Revenue Source	Sale of micro mass spectrometer **$2,000 / unit** *(~30% estimated gross margins)*	Trucking and Stationary Power Cogeneration Annual service contracts **$1,000 / annum per unit** *(~65% estimated gross margins)*	Revenue per carbon credit **$1.50 / ton[(1)]** *(100% estimated gross margins)*
Competitive Advantage	✓ IP: 17 patents granted ✓ First mobile MMS built for Logistics industry	✓ Grant access to application, reporting capabilities & encrypted cloud storage	✓ Carbon credits benefit both Spectaire & customers ✓ Carbon credit revenue of $3/ton, 50% revenue split with customers
Revenue Timing	Upfront payment	Paid annually	Carbon credit certifications in process; revenues expected in 2024

(1) Spectaire receives a 50% share of carbon credit revenue.

SPECTAIRE | 11

Executable Growth Roadmap Spectaire’s mass spectrometer seamlessly translates to multitude of end-markets Go-to-market Strategy for End-Markets & Applications Utilized for select gas analysis; mass spectrometry is a crucial component for energy & pipelines Stationary Power Cogeneration Address and monitor agriculture machinery / equipment US Agriculture Equipment & Machinery Use cases across labs and forensics for determination of chemical structure, quantification of compounds, etc. Healthcare / Life Sciences Measurement and analysis of workplace environments Workplace Safety Use-cases across scientific and engineering programs, and university labs Academics Focus on addressing unmet environmental needs across select end-markets Environmental & Sustainability Technology Utilized to measure emissions while driving Logistics & Freight

Logistics & Freight Opportunity

Expansive logistics & freight SAM of ~$95B underpins Spectaire's financial profile

Logistics & Freight Market Analysis

	Fleet Size		Unit Economics			Serviceable Available Market (SAM)[5]		
United States[1]	~12M[2]	×	$2K Per device	$3K Three (3) Years Service Revenue	=	~$23B Device	+	~$35B Service
Europe[3]	~7M[4]					~$15B Device	+	~$22B Service
						~$38B Total Device SAM	+	~$57B Total Service SAM

(1) Source: United States Department of Transportation, Bureau of Transportation Statistics.
(2) Figure based on 11.6 million of registered medium/heavy trucks in the United States as of 2019.
(3) Source: The European Automobile Manufactures' Association.
(4) Figure includes European Union, Iceland, Norway, Switzerland and UK's vehicles as of 2021.
(5) Spectaire SAM analysis excludes carbon credit TAM; Carbon credit market TAM is ~$100B (Source: McKinsey).

SPECTAIRE | 13

Stationary Power Cogeneration Opportunity

Industry service profile offers attractive recurring revenue

Stationary Power Cogeneration Market Analysis

Diesel Engines

Worldwide

- **Oil & Gas Rigs** — **~13,600 Spectaire Devices**: 1,700 engine fleet with 4 diesel engines requiring minimum of 2 units each [(1)]
- **Data Centers** — **~24,000 Spectaire Devices**: 8,000 data centers with 3 diesel engines each[(2)]

United States

- **Hospitals** — **~61,290 Spectaire Devices**: 6,129 U.S. hospitals with 10 generators each[(3)]

Unit Economics

×

$2K Per device (8 devices per engine)

$3K Three (3) years service revenue per device (Day rate utilization, certified emissions reporting)

=

Serviceable Available Market (SAM)

Total Device SAM		Total Service SAM
~$27M Total Device SAM		**~$41M** Total Service SAM
~$48M Total Device SAM	+	**~$72M** Total Service SAM
~$123M Total Device SAM		**~$184M** Total Service SAM
~$198M Total Device SAM	+	**~$297M** Total Service SAM

(1) Source: Baker Hughes Worldwide Rig Counts – May 2023.
(2) Source: IREI – Feb 2023, USITC – May 2021, Schneider Electric, Generator Source.
(3) Source: American Hospital Association – May 2023, Definitive Healthcare – May 2023, E Source.

SPECTAIRE | 14

Successful "Go-to-market" in Logistics/Trucking Showcasing Market Acceptance

Current logistics / trucking customers represent over 11,500 commercial vehicles

	BORGHI ITALIA technical courier	MOSOLF	AmericanAgEnergy
Significant Install Base Opportunity			
Illustrative Opportunity and Revenue[(1)]	**8K** Potential Units / **$40M**	**2K** Potential Units / **$10M**	**~200** Potential Units / **$1M**
Pilot Status	*Purchase Order Received*	Payment for Pilot Units Received	*Letter Of Intent*

(1) Potential units amounts for pilot customer pipeline reflect estimates of vehicles in customer fleets provided to Spectaire by such customer. Revenue potential for pilot customer pipeline includes hardware revenue of $2,000 and annual maintenance revenue for three years at a rate of $1,000 per year and excludes carbon credit revenue.

SPECTAIRE | 15

Spectaire & Perception Capital Partners Overview

Spectaire Inc.



Brian Semkiw
Chief Executive Officer

- Serial technology entrepreneur with a track record of building and scaling transformational technologies, e.g. Apple Pay
- Two-time public company CEO, Rand Worldwide and Carta Worldwide



Brian Hemond, PhD
Chief Scientific Officer

- Co-inventor of the Spectaire AireCore MMS technology at MIT
- Served as Chief Executive Officer / Chief Operations Officer of Indigo Technologies, an electric vehicle startup



Chris Grossman
Chief Technology Officer

- 15+ years of executive experience in VAR/PSP business
- Former Chief Operations Officer for a global sales organization pioneering enterprise technical sales techniques



Leonardo Fernandes
Chief Financial Officer

- 15+ years of experience in capital markets, investor relations, and fundraising
- Co-founder and COO of firm providing financial statements preparation and IPO-readiness services

Perception Capital Partners



Scott Honour
Chairman

- 30+ years in private equity / banking
- 100+ transactions totaling $20+ billion
- Sr. Managing Director at The Gores Group
- Investment banker at UBS and DLJ



Rick Gaenzle
Chief Executive Officer

- 30+ years in private equity / corporate finance
- 110+ direct equity investments and co-investments
- Co-founder of Gilbert Global
- Partner at Soros Capital



James Sheridan
Co-President

- 25+ years of procurement and supply chain experience
- Former co-head of McKinsey NA Procurement Practice
- Board member at InnoViz (Nasdaq: INVZ)



Tao Tan
Co-President

- 15+ years finance and strategy experience
- Former leader at McKinsey's transformation practice and co-head of SPAC service line
- Former VC investor at Rose Tech Ventures
- Investment banker at BofA and Lehman

SPECTAIRE | 16

Key Takeaways Patented Transformational Technology Pioneering New and Large Market Segments Demonstrated Market Acceptance Contracted Backlog of Purchase Orders Continuously Improving Margin Profile Experience in Scaling Disruptive Technologies in Public Markets Strategic and Operational Partnership

Financial & Transaction Overview

Recurring & Re-occurring Revenue Enter New End-Markets Geographic Expansion R&D Inorganic Significant Upside Not Priced Into Model Expanding service and data analytics platform to drive further re-occurring revenue line items Launching device in new end-markets, including energy & natural gas pipelines, healthcare / life sciences, workplace safety, academics and environmental technology Accelerating expansion into the UK, European, and Asian markets Pursuing potential development of further ESG tools and measuring / monitoring instruments to address unmet market needs Establishing strategic partnerships Establishing select vertical and horizontal adjacencies to broaden portfolio Increase in Carbon Credit Pricing Increasing demand paired with limited supply of high-quality carbon credits could drive an increase in Spectaire’s carbon credit pricing

Assessment of Core Peer Comparables

	Life Science & Mass Spectrometry	Industrial & Environmental Technology
Select Comparable Companies	Agilent, Bruker, Danaher, Mettler Toledo, Revvity, Waters	Ametek, Badger Meter, Cognex, Fortive, Halma, Impinj, MesaLabs, samsara
Description	▪ Develops and manufacturers life science tools and mass spectrometry devices / systems ▪ End-market exposure includes industrial sub-sectors, healthcare and life sciences	▪ Develops and manufacturers industrial and ESG-focused instrumentation, including air testing systems and metrology ▪ Provide digital solution for data collection and management
Assessing Comparability	▪ Well-established groups with strong growth profiles across instrumentation, including mass spectrometry ▪ Varying degrees of instrumentation and financial profile maturity	▪ Leaders in environmental and industrial technology / instrumentation ▪ Expertise across air quality solutions, data collection and essential technologies
Key Metrics[1]		
TEV / CY2024E Revenue	5.4x	4.9x
TEV / CY2024E EBITDA	15.7x	18.3x
CY2024E Gross Margin	59.4%	56.3%
CY2024E EBITDA Margin	33.0%	25.1%
'23E-'25E Revenue Growth	6.0%	8.3%
'23E-'25E EBITDA Growth	9.0%	10.1%

Source: Bloomberg, Capital IQ and BamSEC as of September 29, 2023.
(1) Values represent medians.

SPECTAIRE | 20

Comparable Company Valuation Multiples TEV / 2024E Revenue and TEV / 2024E EBITDA Multiples TEV / 2024E Revenue TEV / 2024E EBITDA Median: 5.4x Median: 4.9x Median: 15.7x Median: 18.3x Industrial & Environmental Technology Life Science & Mass Spectrometry Source: Bloomberg, Capital IQ and BamSEC as of September 29, 2023.

Sources Event Existing Shareholders Equity Rollover $125 Cash from Trust / Forward Purchase Agreement(1) 25 Total $150 Proposed Transaction Terms Illustrative Transaction Overview ($M) Illustrative Post Transaction Valuation Event Shares Outstanding 20.75 Price Per Share $10.00 Market Capitalization $207.5 Plus: Debt - Less: Cash $7.2 Enterprise Value $200.3 Uses Event Stock Consideration to Existing Shareholders $125 Repay Existing Debt 8 Cash to Balance Sheet 7 Estimated Transaction Expenses at Closing 10 Total $150 Transaction Assumptions Base pre-money equity valuation of $125 million Assumes $25 million of cash in trust backed by a forward agreement Existing shareholders to roll 100% of their equity Assumes $20 million of transaction expenses of which $10 million is paid at closing Spectaire Earnout Structure Spectaire shareholders to receive up to 7.5 million shares, to be issued in three tranches of 2.5 million shares, upon the share price reaching $15.00, $20.00 and $25.00 for a minimum of 20 days in any 30 consecutive trading day period Pro Forma Ownership Event Shares % Existing Shareholders 12.50 60.2% Perception Sponsor Shareholders 5.75 27.8% Public Shareholders 2.50 12.0% Total 20.75 100.0% Assumes no redemptions.

Summary Financials: Income Statement Fiscal year end is December 31st. Summary Financials(1)       ($ Thousands) 2022 YTD June 2023 Total Revenue - - Expenses Depreciation Expense $10 $7 General and Administrative 138 5,785 Research and Development 968 1,245 Sales and Marketing - 226 Loss from Operations $(1,116) $(7,263) Other Income (Expenses) Gain on Extinguishment of Debt 700 - Interest Expense - (2,020) Interest Income on Marketable Securities - 28 Loss on Initial Issuance of Warrants - (7,310) Other Income (Loss), Net $(700) $(9,302) Income (Loss) Before Benefit from (Provision for) Income $(416) $(16,565) Net Income (Loss) $(416) $(16,565)

Summary Financials: Balance Sheet Fiscal year end is December 31st. Summary Financials(1)       ($ Thousands) 2022 YTD June 2023 Assets Current Assets Cash $19 $213 Prepaid and Other Current Assets 6 10 Notes Receivable – Related Party - 694 Marketable Securities - 1,968 Total Current Assets $25 $2,885 Property, Plant and Equipment 19 31 Deposits 11 11 Total Assets $55 $2,927 Liabilities And Stockholders' Equity (Deficit) Current Liabilities Accounts Payable – Related Party 188 - Accounts Payable and Accrued Expenses 224 1,231 Deferred Revenue - 149 Loan Payable - 1,625 Total Current Liabilities $412 $3,005 Convertible Notes Payable, net - Related Party 437 2,257 Total Liabilities $849 $5,262 Stockholders' Equity (Deficit) Preferred Stock, $0.0001 Par Value; 7.5M Shares Authorized Preferred Stock, $0.0001 Par Value; 7.5M Shares Authorized 1 1 Common Stock, $0.0001 Par Value; 25M Shares Authorized Common Stock, $0.0001 Par Value; 25M Shares Authorized 1 1 Additional Paid in Capital Additional Paid in Capital 344 15,368 Retained Earnings (Accumulated Deficit) Retained Earnings (Accumulated Deficit) (1,139) (17,704) Total Stockholders' Equity (Deficit) Total Stockholders' Equity (Deficit) $(794) $(2,335) Total Liabilities And Stockholders' Equity (Deficit) Total Liabilities And Stockholders' Equity (Deficit) $55 $2,927 Total Working Capital - Surplus (Deficit) $(387) $(120) Fiscal year end is December 31st.

Risk Factors Unless otherwise stated or the context otherwise requires, all references to “we,” “us,” “our” or the “Company” prior to consummation of the business combination (the “Business Combination”) refer to Spectaire Inc., and following the consummation of the Business Combination described herein, refer to the combined entities of Spectaire Inc. and Perception Spectaire Merger Sub Corp., a wholly owned subsidiary of Perception Capital Corp. II (“Perception”). We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In making your decision to invest in the Company, you have relied solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company explicitly contained in any subscription agreement you enter into in connection with an investment in the Company (an “Investment”) or any Investor Presentation prepared in connection with such Investment. You have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an Investment in the Company, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company, or by third parties, including Perception, with respect to the Company, with the United States Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between the Company and Perception. All information provided in this summary of risks is as of the date hereof and the Company undertakes no duty to update this information except as required by law. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and Perception and the proposed transactions between the Company and Perception, and may differ significantly from, and be more extensive than, those presented below. Risks Related to the Business of the Company A downturn in the economy generally or in the markets we serve could adversely affect our business. Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality. Foreign and domestic economic, political, legal, compliance and business factors could negatively affect our international sales and operations. Our failure to maintain appropriate environmental, social, and governance practices and disclosures could result in reputational harm, a loss of customer and investor confidence, and adverse business and financial results. Changes in environmental or regulatory requirements could entail additional expenses that could decrease our profitability. Climate change, or legal or regulatory measures to address climate change, may negatively affect us. Our international sales and operations may be adversely impacted by compliance with export laws. Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners. Any inability to hire, train and retain a sufficient number of skilled officers and other employees could impede our ability to compete successfully. Our growth depends in part on the timely development, commercialization, and customer acceptance of new and enhanced products and services based on technological innovation. If we are unable to develop new products on a timely basis, it could adversely affect our business and prospects. Our technology is important to our success and our failure to protect this technology could put us at a competitive disadvantage. We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. A disruption in, shortage of, or price increases for, supply of our components and raw materials may adversely impact our operations. We are subject to numerous governmental regulations, which may be burdensome or lead to significant costs. We operate in highly competitive industries, which may adversely affect our results of operations or ability to expand our business. Our business and financial performance could be adversely impacted by a significant disruption in, or breach in security of, our information technology systems. If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to a catastrophic event, our operations could be seriously harmed. Changing industry trends may affect our results of operations. We rely heavily on manufacturing operations to produce our products and the failure of a key supplier to manufacture and deliver quality product in a timely manner could negatively affect customer satisfaction and our operating results. We receive a significant portion of our revenue from a small number of customers and the loss of, or nonperformance by, one or more significant customers could adversely affect our business. Our future growth depends on a single product. Our limited operating history makes it difficult to evaluate future prospects and the risks and challenges we may encounter. Our ability to grow our business is dependent in part on strategic relationships we develop and maintain with third parties. We may face fines, penalties, or other costs, either directly or vicariously, if any of our partners, resellers, contractors, vendors or other third parties fail to adhere to their compliance obligations under our policies and applicable law. Significant developments or uncertainties stemming from the U.S. administration, including changes in environmental policies, trade policies, tariffs and the reaction of other countries thereto could have an adverse effect on our business. We face competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share resulting in decreased revenues. Even if we compete effectively, we may be required to reduce prices for our products and services resulting in decreased profit margin. Our products may contain design or manufacturing defects, which could result in reduced demand, significant delays, or substantial costs. We may have additional tax liabilities and our effective tax rate may increase or fluctuate, which could adversely affect our operating results and financial condition. The impact of the global COVID-19 pandemic. Risks Related to the Business Combination and Perception The Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Perception’s securities. The Business Combination may not be completed by Perception’s business combination deadline and Perception may fail to obtain an extension of the business combination deadline. An event, change or other circumstance may occur that could give rise to the termination of the definitive agreement relating to the Business Combination.

Risk Factors (Cont'd) Risks Related to the Business Combination and Perception (cont.) Perception’s board has not obtained and does not currently intend to obtain a third-party valuation or financial opinion in determining whether to proceed with the Business Combination. Since the sponsor of Perception and each of the directors and executive officers of Perception have interests that are different, or in addition to (and which may conflict with), the interests of its stockholders, a conflict of interest may exist in determining whether the Business Combination with the Company is appropriate. Such interests include that such persons will lose their entire investment if the Business Combination is not completed. We and Perception will incur significant transaction and transition costs in connection with the Business Combination. The announcement of the proposed Business Combination could disrupt the Company’s relationships with its customers, suppliers, business partners and others, create potential difficulties with employee retention or negatively impact its operating results and business generally. Perception’s sponsor may elect to purchase shares or warrants from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of its securities. Future resales of common stock after the consummation of the Business Combination may cause the market price of the Company’s securities to drop significantly, even if the Company’s business is doing well. Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for the parties to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a Business Combination. The domestication of Perception as a Delaware corporation may result in adverse tax consequences for holders of Perception’s securities The public stockholders of Perception will experience immediate dilution as a consequence of (i) the issuance of common stock as consideration in the Business Combination, (ii) the private placement and (iii) due to future issuances pursuant to the Company’s equity plan(s). The ability of Perception’s stockholders to exercise redemption rights with respect to a large number of outstanding Perception Class A common stock could increase the probability that the Business Combination will not occur. The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all, including the receipt of the requisite approvals of Perception’s shareholders and the receipt of certain governmental and regulatory approvals. Current Perception stockholders will own a smaller proportion of the post-closing company than they currently own. In addition, following the closing of the Business Combination, the Company may issue additional shares or other equity securities without the approval of its stockholders, which would further dilute their ownership interests and may depress the market price of its shares. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination. Nasdaq may not list the Company’s securities on its exchange, and the Company may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in the Company’s securities and subject it to additional trading restrictions. Risks Related to the Company Following the Business Combination The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business. We will incur increased costs and obligations because of being a public company. Our management team has limited experience managing a public company. Upon completion of the Business Combination, we may be a “controlled company” within the meaning of the rules of Nasdaq, and, as a result, we may qualify for, and rely on, exemptions from certain corporate governance requirements. If we do qualify for and rely on these exemptions, you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements. If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Perception’s securities or, following the closing, the Company’s securities, may decline. The warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on the Company’s financial results. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner. Additional Risks Related to Ownership of the Company’s Common Stock Following the Business Combination The price of the Company’s common stock and warrants may be volatile due to a variety of factors, including changes in the competitive and high-regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure. We may not be able to effectively implement business plans, forecasts and other expectations after the completion of the Business Combination and identify and realize additional opportunities, including forecasts regarding end-customer adoption rates and demand for the Company’s products in markets that are new and rapidly evolving. The Company does not intend to pay cash dividends for the foreseeable future. The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from the Company’s business operations. We are currently a smaller reporting company an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to smaller reporting companies and emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. Provisions in our certificate of incorporation and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management. Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders. We may issue additional common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common stock. Other risks and uncertainties described in Perception’s registration statement on Form S-1 (File No. 333-255107), which was originally filed with the SEC on April 7, 2021, and in its Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q.

Appendix

Government Support Driving Macro Trends – Corporate Action Accelerates Adoption

Demand for Change is Very High, Consistently Rising, and Coming From Different Industries and Clients – Government, Corporate, and Customer Stakeholders

United States Emissions Regulatory Environment

EPA

Clean Air Act[1]

$45,268

Civil penalty **per noncompliant vehicle or engine**

$4,527

Civil penalty **per tampering event** or sale of defeat device

$45,268

Civil penalty **per day** for reporting and recordkeeping violations

European Regulatory Environment

Heavy-Duty Vehicle: gHg Emissions

€4,250

Per vehicle penalty for each gCO_2/t-km of excess emissions in 2025 – 2029[2]

€ 6,800

Per vehicle penalty for each gCO_2/t-km of excess emissions from 2030 onwards[2]

Corporations Taking Action

Nestlé

- Committed to Science-Based Targets Initiative (SBTi) targets of 20% emissions reduction by 2025, 50% reduction by 2030, and net zero by 2050
- Efforts closely focused on Scope 3, which represents 95% of company emissions, of which a significant portion are transportation-related

Walmart

- Committed to SBTi targets to reduce supply chain emissions by 1B metric tonnes by 2030, and achieve net zero ***across all operations*** by 2040
- Encourages 2,500+ suppliers to provide all carbon emissions totals, goals of reduction, and status towards those goals

Mercedes-Benz

- Committed to SBTi targets of 50% reduction of CO_2 emissions and energy purchases (Scope 1 & 2) across ***all operations worldwide*** by 2030

VW

- Committed SBTi targets of 30% reduction of emissions from production ***and use*** of all vehicles by 2030
- Preparing to invest ~€73B across ESG initiatives for future technologies

Source: Company websites and press releases.

(1) United States Environmental Protection Agency: Clean Air Act Vehicle and Engine Enforcement Case Resolutions.

(2) Regulation (EU) 2019/1242 of the European Parliament and of the Council of 20 June 2019 setting CO2 emission performance standards for new heavy-duty vehicles and amending Regulations (EC) No 595/2009 and (EU) 2018/956 of the European Parliament and of the Council and Council Directive 96/53/EC.

SPECTAIRE | 28

Measurement is the Missing Link in Emissions Control Historically, There Has Not Been a Reliable and Accurate Solution for Measuring and Monitoring Emissions in Real-Time Spectaire Brings Reliable, Accurate Measuring Standards for Monitoring Emissions in Real-Time Atmospheric CO2 data from NASA. Global CO2 emissions data from US Energy Information Administration. …Alongside Drastic Global Emissions Increases…(2) … with Emissions From Transportation Being a Key Catalyst Transportation 37% Emissions unit: GtCO2e Global Atmospheric CO2 Levels Continue to Rise…(1) CO2 (parts per million)

Spectaire Business Evolution

Center of gravity of revenue mix will steadily shift over time from hardware sales to higher margin annual maintenance subscriptions and carbon credits

	Scale: 2023	Service: 2024	Harvest: 2025+

Gross Margins



Steady shift of "center of gravity" of revenue mix

- Hardware Sales (~30% estimated gross margin)
- Maintenance Subscriptions (~65% estimated gross margin)
- Carbon Credits (100% estimated gross margin)

Commentary	Scale: 2023	Service: 2024	Harvest: 2025+
	▪ Timeline: 2023 pilot installations, scaling through year-end 2023 ▪ Majority of sales derived from hardware	▪ Timeline: 2024 ▪ Begin to shift away from one-time hardware unit sales towards recurring annual maintenance subscription revenue	▪ Timeline: 2025 onwards ▪ High quality carbon credit revenue and subscription revenue are key top-line drivers ▪ Shift towards higher margin solutions

SPECTAIRE | 30

A "Win-Win-Win" for everyone

Spectaire

Direct Sales:

- Direct sales of the AireCore at $2,000 / unit, priced at a ~30% gross margin

Service of Installed Base:

- Annual maintenance and data subscription at $1,000/unit/year, priced at a ~65% margin

Carbon Credits:

- 50-50 split of carbon credits with customer, which are pure upside at 100% margin

~31%

Estimated 2025E EBITDA[1] Margin[2]

Customer Benefits

Reduce Costs:

- Proven lower emissions results in fewer payments to purchase offsets and carbon taxes, and green business differentiation

Increase Efficiency:

- Reduction in measured emissions enables companies to deploy more equipment with a reduced risk of hitting emissions caps

Access New Revenues:

- 50-50 split of carbon credits with Spectaire, which generates ROI for customers

40-60%

Reduction in measured emissions and associated payment

Global Benefits

Lower Emissions:

- Supports the achievement of actual Net Zero Commitments by global organizations

Robust Emissions Databank:

- Creation of largest emissions databank driving better & cleaner logistics; catalyzes new emissions policies and regulations

Improved Compliance & Outcomes:

- Ability to effectuate and enforce environmental regulations, thus leading to more effective public policy

66%

Americans believe the government should do more on emissions management

(1) EBITDA: "Earnings Before Interest, Taxes, Depreciation and Amortization".
(2) EBITDA Margin is defined as EBITDA divided by total revenue.

SPECTAIRE | 31

Carbon Credits Market (CCM) Provides Significant Upside Potential Market Tailwinds Support Robust Carbon Credit Demand(1)… …Driving an Increase in Carbon Credit Prices Carbon offsets price may rise 3,000% by 2029 under tighter rules – Bloomberg Voluntary carbon market (VCM) started to increase due to increasing pressure of competitors 5x-10x(2) Over next 10 years 8x-20x (2) By 2040 10x-30x (2) By 2050 In the future, Spectaire may be able to access CCM pricing Voluntary Demand Scenarios for Carbon Gigatons Gigatons Per Year Potential Supply of Carbon Credits in 2030 Gigatons Per Year Commitments to Date TSVCM Survey NGFS Scenarios NGFS “Immediate Action” 1.5°C Pathway With Carbon-Dioxide Removal 2020 2030 2050 Up to 100x Technology-Based Removal Additional Emissions Avoidance/Reduction Nature-Based Sequestration Avoided Nature Loss 8-12 1-5 Potential Supply Impeded by Mobilization Challenges 8-12 Potential Supply Potential Supply After Accounting for Mobilization Changes Current Carbon Credit Pricing(3) Compliance Market EU €89.62 California $29.11 Australia (AUD) $38.50 New Zealand (NZD) $72.00 Voluntary Market Aviation Industry Offset $2.29 Nature Based Offset $3.28 Tech Based Offset $0.77 Spectaire’s model is currently pricing carbon credits at $3/ton(4) (below the low end of VCM) ~15x McKinsey & Co. Trove Research. Carbon credit pricing as of January 31, 2023. Source: CarbonCredits.com. Spectaire receives a 50% share of carbon credit revenue.

Spectaire Carbon Credits Represent Real Reductions, Accurately Measured

AireCore Creates Very High Quality Engineered Credits

Spectaire Carbon Credit Process

How It Works

- Spectaire will validate actual CO_2e reductions due to business improvements in trucking companies (fleet renewals, skirting, reduction in idle time, improved maintenance schedules)
- These CO_2e levels, accurate to the micron level, will have permanence, will be geographically co-located, and chemically specific to increase carbon credit resell value
- Spectaire is currently in carbon credit certification process for both Gold Standard and Verra

How Spectaire Wins

Certified, Auditable, and Transparent = High Value Carbon Credits

Verifiable:

The difference between the actual emissions and the standard emissions (GLEC Baseline) is emissions reduction due to mitigation efforts by the company

Certified:

Based on geography, the data is validated and the Carbon Credit is certified

Transparent:

Spectaire Carbon Credits are then tokenized and transacted through our brokers and partners who sell to the end customer

Spectaire Carbon Credit Traits

Key Differentiators

- Most carbon offset programs require forestry and land-use projects to develop a project-specific assessment of reversal risks (e.g., considering the likelihood of natural disturbances, management or financial failures, etc.)
- The improvement amount must be quantified and measurable using an industry accepted methodology of data capture and measurement; the data must be reported, stored, and readily auditable
- Ideal business practice would be to have the industry source and geography of the carbon credits; enforcing a high concentration of credits in the geography and industry of the source will drive long term improvement
- To qualify as a genuine carbon offset, the reductions achieved by a project must be 'additional' to what would have happened if the project had not been carried out

SPECTAIRE | 33

Considerable Line of Sight on 300K+ Unit Sales Spectaire has built a robust and extensive sales pipeline with global, blue-chip customers Customers are ready for Spectaire demos Tier 3 due to fleet size and strategic priorities Strategically significant customer base, but smaller fleet sizes vs. Tier 1 pipeline Tuck-Ins for Density and Hubs for New Markets Thousands of Potential Acquisition Opportunities Highly strategic customer base with large fleet sizes Customers ready for demos and installment Tier 3 Customer Pipeline Tier 2 Customer Pipeline Tier 1 Customer Pipeline Pilot Customers Anchor pilot customer base Pilots have been demoed and ready for delivery in 2023 Illustrative Potential Customer Base

Mosolf Customer Case Study AireCore applied to 208 Class 8 trucks with an average age of 4.5 years, travelling 11,943km/year (7421 miles) Benefits of Implementing AireCore Publishing an emissions reduction of 62% Emissions data would be publicly searchable and auditable Enables route-based emissions reporting to Mercedes-Benz Group AG and Volkswagen Group, their two largest customers 208 Trucks are expected to generate 49,810 Carbon Credits ü ü ü ü Largest private fleet of trucks in Germany Mosolf Per Truck Emissions